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                          December 30, 2020

       Zhenyong Liu
       Chief Executive Officer
       IT Tech Packaging, Inc.
       Science Park, Juli Rd
       Xushui District, Baoding City
       Hebei Province
       The People   s Republic of China 072550

                                                        Re: IT Tech Packaging,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2020
                                                            File No. 333-251562

       Dear Mr. Liu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sherry
Haywood, Staff Attorney at (202) 551-3345 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing